Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 000-30203

Nuance Acquisition Announcement May, 2005

Forward Looking Statements Forward-looking statements in this Investor Presentation are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, ScanSoft, Inc.'s ("ScanSoft") ability to implement its strategic initiatives, competition, economic, political, and market conditions and fluctuations, government and industry regulation, interest rate risk and other factors that are more fully described under the caption "Risk Factors" in ScanSoft's form 10K for the year ended September 30, 2004, as amended and periodic reports filed with the SEC. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described in connection with any forward-looking statements that may be made herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of date hereof. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events, or to report the occurrence of unanticipated events. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Agenda Quarterly Earnings and Guidance Update Transaction Summary Strategic Rationale The Combined Company Conclusion

Quarterly Earnings and Guidance Update For fiscal 2Q ended March 31, ScanSoft's revenue and earnings were above the top of the guidance range Q205 Actual Q205 Guidance Revenue $53.1 $47.5 - $52.5 EPS (Non-GAAP) $0.03 $0.00 - $0.02 EPS (GAAP) $(0.01) $(0.02) - $(0.04) ($ in millions, except per share values)

Transaction Summary Acquisition of Nuance (NASDAQ: NUAN) by ScanSoft Transaction Details Current value - approximately $221 million Consideration per share of Nuance common stock: $2.20 cash ..77 ScanSoft shares Represents $5.63 per share as of May 9, 2005 Ownership in combined entity 82% ScanSoft shareholders 18% Nuance Shareholders Paul Ricci will be Chairman & CEO Anticipated close in ScanSoft's fiscal 4Q05 Timing subject to regulatory approvals

Transaction Summary Sources and Uses Warburg Financing Note: Based on ScanSoft May 6, 2005 closing price of $4.46 Financing Amount $15 million, $60 million at closing Financing Type Private Placement - Common shares Purchase Price $4.24 per share Warrant Coverage ScanSoft will issue .9 million warrants in conjunction with the $15 million financing and 3.2 million warrants in conjunction with the $60 million financing for a total value equal to $6.375 million (which represents an 8.5% discount to $75 million), at an exercise price of $5.00 per share and a term of four years

Transaction Summary Note: Based on LTM ended 3/31/05. $ in millions, except per share

Transaction Summary Transaction Rationale Combination of two strong companies with significant presence in the speech market Over $250 million of combined revenue for the last twelve months Transaction will be accretive in the first fiscal year after close Improved growth profile and market opportunities Highly complementary product offerings and sales organizations Combined R&D capabilities create a formidable competitor to larger technology companies Significant opportunity for cost synergies G&A, R&D and S&M Potential synergies of $20 million - $25 million

ScanSoft's Mission and Vision Help companies reshape their customers' experience in using systems, devices and information Natural, human conversations will be a preferred and predominant way that people retrieve information and interact with systems and devices Speech will be as familiar, effective and indispensable as the Internet and mobile telephones

Strategic Rationale: Combined Vision Corporate Vision: Comprehensive Speech Solution The world's most comprehensive provider of speech solutions + The world's leading provider of voice automation solutions = Proven experience Comprehensive speech portfolio Deep technical expertise Commitment to partner relationships Financial strength

The Combined Company More than 2,500 speech applications deployed Product and Applications Portfolio with Widest Language Coverage 350 Speech Engineers 300 Sales/Marketing Employees 250 Patent Families 200 Solutions Professionals Speech Experts Broad Technology Proven Results Global speech business with the tools, resources and partners needed to compete and win against IBM and MSFT

The Combined Company: Broadest Reach in Speech Market



Network
Transactions
Information access
Call Center
AutoAttendant
Directory Assistance
Multimodal DA
Medical Transcription
Mobile Carrier Enhanced Services
Voice Dialing
Audiomining
Distributed Dictation
Automotive
Navigation
General Dictation
Embedded Dictation
Talking Dictionaries
Accessibility
Accessibility
Information creation
Dictation
Embedded
Command and control

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Strategic Rationale: Application Convergence

- The ScanSoft/Nuance combination creates a highly advanced best of breed platform to address converging applications

Network Speech Solution Components

- ASR / TTS / Verification/ID
- Media Server
- Dialog Management
- MultiModal Server
- Dictation Server

Network Apps	Directory Service, Call Center Solutions, Auto Attendant
Multimodal Apps Browser-based Apps Downloadable Apps	Enhanced DA, Location-based services, Seamless VAD, Distributed Mobile Dictation, Search (Google), Mapquest with speech, TALKS
Embedded Apps	Voice Activated Dialing, Voice Destination Entry, Mobile Dictation

Embedded Speech Solutions Components

- ASR / TTS / Verification/ID
- AEC / DSR Client
- Application Interface (Brew, J2ME)
- MultiModal Client
- Dictation Client

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The Combined Company: Complete Speech Solutions Auto SI, IVR Channels Channels Marketing & Sales Offerings Embedded Systems Network Technologies Dictation Applications Services Middle Market Consumers Large Enterprises End Users Telecommunications Financial Services Media & Content Travel & Entertainment Healthcare Channel Marketing Electronics OEM Automotive OEM CE EMR, SI, MTSO General Reseller Channels Middle Market

The Combined Company: Technology Synergies and Benefits Nuance's technical resources are consistent with ScanSoft's direction: Deep expertise relevant to key elements of converged solution Platform and Tools components complement SSFT partner- and standards-based platform strategy Benefits of joint development outweigh costs of integration and will improve ability to compete with large competitors : Increased rate of innovation: larger R&D critical mass Performance increases: complementary approaches and experience Technology leverage: common technology base serves broader product portfolio and number of revenue streams Application focus and 'verticalization' of technology: unique ability to jointly optimize core technology and application components Broadest language portfolio

Conclusion: Creating the clear leader in speech Merger of two companies with a passion for delivering speech solutions Robust, highly-advanced speech product offerings in network, embedded and dictation Greater scale and a highly-capable talent pool will allow the combined company to compete head-to-head with the largest competitors in the space Solid financial base and significant growth opportunities Ongoing commitment to customers and partners

Q & A Q & A IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC ScanSoft, Inc. plans to file with the SEC a Registration Statement on Form S^4 in connection with the transaction and ScanSoft and Nuance Communications, Inc. plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000. ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC's web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000. Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC's web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.